Exhibit 99.1

WANDA SPORTS GROUP COMPANY LIMITED

Code of Business Conduct and Ethics

Introduction

Wanda Sports Group Company Limited (the “Company” and, together with its subsidiaries and variable interest entities, “we” or the “Group”) requires the highest standards of professional and ethical conduct from all employees, officers and directors of the Group, whether they work for us on a full-time, part-time, consultative or temporary basis (collectively, “Covered Persons”).  Our reputation for honesty and integrity is key to the success of its business.  No Covered Person may achieve results through violations of laws or regulations or unscrupulous dealings.

This code of business conduct and ethics (the “Code”) applies to all Covered Persons and reflects our commitment to a culture of honesty, integrity and accountability.  In particular, this Code is designed to deter wrongdoing and to promote:

•                  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•                  full, fair, accurate, timely, and understandable disclosure in reports that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•                  compliance with applicable laws, rules and regulations;

•                  prompt internal reporting of violations of the Code; and

•                  accountability for adherence to the Code.

This Code outlines the basic principles and policies with which all Covered Persons are expected to comply.  It provides guidelines to help you recognize and deal with ethical issues and provides mechanisms to report unethical conduct.  Therefore, we expect you to read this Code thoroughly and carefully.

Cooperation with this Code is essential to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.  Please note however that this Code does not replace any thoughtful ethical behavior and self-assessment in this respect.  Misconduct is never justified, even where sanctioned or ordered by an officer or other individual in a position of higher management.  No individual, regardless of stature or position, can authorize actions that are illegal, or that jeopardize or violate our standards.

We note that this Code sets forth general principles of business conduct and ethics and is intended to work in conjunction with other specific policies and procedures that we at the Group level or our individual business units may adopt from time to time, such as a local compliance manual.  You should refer to such policies and procedures for more detail in the specified context. In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any situation where there is a question regarding compliance issues, whether with the letter or the spirit of any of our policies and applicable laws.

As this Code sets forth general principles, it is important to note that Covered Persons should not seek to do indirectly what they would be prohibited from doing directly.  In various places the Code makes reference to “family members,” which term includes a Covered Person’s spouse, siblings, parents, in-laws, children and grandchildren.  Whether or not specific reference is made to others, this Code applies not only to Covered Persons individually but to affiliates they control or other persons, trusts or entities from which Covered Persons or family members will derive financial gain or other benefits.

The Board of Directors will from time to time appoint compliance officers for purposes of this Code (each, a “Compliance Officer”).  Initially, the Compliance Officer will be Ke Shi, shike6@wanda.cn, the Vice General Manager of General Department, as the compliance officer for the corporate center.

If you have any questions regarding the Code or would like to report any violation of the Code, please email any one of the Compliance Officers in function. See also “Violations of the Code.”  Note that you would generally be expected to involve the Compliance Officer for the business unit for which you are working.

Conflicts of Interest

A conflict of interest occurs when your private interest interferes, appears to interfere, or is inconsistent in any way with, the interests of the Group as a whole.  All Covered Persons should at all times actively avoid any private interest that may impact such Covered Person’s ability to act in the best interest of the Group or that may make it difficult to perform their work objectively and effectively.  For example, conflicts of interest may arise if:

•                  You cause the Group to engage in business transactions with a company that you, your friends or your relatives control without having obtained the appropriate prior approvals within the Group required.  See also “Related Party Transactions.”

•                  You are in a position to (i) compete with, rather than help, the Group or (ii) make a business decision not on the basis of our interest but rather for your own personal (economic) advantage.

•              You take actions, or have personal or family interests, that may make it difficult to perform your work for the Group (or discharge your duties and obligations) effectively.

•                  You, or any of your family members or affiliates, receive improper personal benefits as a result of your position within the Group, other than customary gratuities and payments received or provided in compliance with the guidelines set forth below under “Business Gifts and Entertainment”. In this respect, loans to, or guarantees or obligations of, you, or any of your family members or affiliates, are of special concern.

The foregoing is not intended as a complete list of situations where conflicts of interest may arise. The following questions might serve as a useful guide in assessing a potential conflict of interest situation not specifically addressed above:

•              Is the action to be taken legal?

•              Is it honest and fair?

•              Is it in the best interests of the Company?

A conflict of interest may not be immediately recognizable. If you have a conflict of interest, or a situation that others could reasonably perceive as a conflict of interest, you must report it immediately to a Compliance Officer.  Further, if you become aware of an actual or potential conflict involving another Covered Person, you should bring it also to the attention of a Compliance Officer.  If the concern requires confidentiality, including keeping particular individuals anonymous, then this confidentially will be protected, except to the extent necessary to conduct an effective investigation or as required by under applicable law, regulation or legal proceedings.

Conflicts of interest may only be waived by the Board of Directors or the appropriate committee of the Board of Directors and will be promptly disclosed to the public to the extent required by law or regulations.

Corporate Opportunities

Each Covered Person has an obligation to advance our interests when the opportunity to do so arises.  Covered Persons are prohibited from:

•                  taking for themselves or directing to family members or other third parties opportunities that arise through the use of corporate property, information or position;

•                  using corporate property, information or position for personal gain, or the gain of families members or other third parties; and

•                  competing in any manner with us.

Public Reporting

Upon the completion of the Company’s initial public offering, we will be required to report its financial results and other material information about its business to the public and the SEC. Full, fair, accurate and timely disclosure must be made in the reports and documents that we file with, or submits to, the SEC and in its other public communications.  Such disclosure is critical to ensure that we maintain our good reputation, complies with its obligations under the securities laws and meets the expectations of its shareholders.  Covered Persons must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage us and could result in legal liability.

Covered Person should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to the following guidelines:

•                  all accounting records, and the reports produced from such records, must comply with all applicable laws;

•                  all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

•                  all accounting records must fairly and accurately reflect in reasonable detail our assets, liabilities, revenues and expenses;

•                  accounting records must not contain any false or intentionally misleading entries;

•                  no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

•                  all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•                  no information should be concealed from the internal auditors or the independent auditors; and

•                  compliance with our internal control over financial reporting and disclosure controls and procedures is required.

Specific examples of unacceptable conduct relating to financial irregularities include:

•                  conversion to cash of any checks made payable to us or misappropriation of cash receipts, including delaying submission of cash receipts so that they may be used on a temporary basis for personal reasons;

•                  authorization for payment of services or products not received, or overpayment for services or products;

•                  failure to accurately report the proceeds from the disposal of assets;

•                  misstatement of travel or expense reports, including processing of non-business items for expense report reimbursement; and

•                  falsification of any reports submitted to financial or operational management including but not limited to: misreporting or manipulating revenue or expenses to enhance reported financial results, delay in reporting revenues, delay in reporting expenses and submission of inflated or fictitious inter-company expenses.

Our senior financial officers and other Covered Persons working in the finance department have a responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to a Compliance Officer.

Covered Persons are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence our independent auditors for the purpose of rendering our financial statements materially misleading. Prohibited actions include but are not limited to:

•                  issuing or reissuing a report on our financial statements that is not warranted in the circumstances (due to material violations of International Financial Reporting Standards, generally accepted auditing standards or other professional or regulatory standards);

•                  not performing audit, review or other procedures required by generally accepted auditing standards or other professional standards;

•                  not withdrawing an issued report when withdrawal is warranted under the circumstances; or

•                  not communicating matters required to be communicated to the Audit Committee.

Confidentiality

Covered Persons must maintain and protect the confidentiality of information entrusted to them in the course of employment, or that otherwise comes into their possession, during the course of their employment or while carrying out their duties and responsibilities, except when disclosure is authorized by us or legally mandated. The obligation to preserve confidential information continues even after Covered Persons leave the Group. Upon termination of employment, or at such time as we request, a Covered Person must return to us all of our property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

Confidential information encompasses all non-public information that may be of use to competitors, or may otherwise be harmful to us or our customers or key stakeholders, if disclosed.  The following are also to be considered confidential information: inside information, being material, non-public information that has not publicly been disclosed and has the potential to affect the price of a security, and information that suppliers, customers and event participants have entrusted to us.  Financial information is of particular sensitivity and should under all circumstances be considered confidential, except where its disclosure is approved by us or when the information has been publicly disseminated.

A Covered Person shall not improperly disclose, announce or publish trade secrets or other confidential business information of the Group and shall not use such confidential information outside the course of his/her duties to the Group. Even outside the work environment, a Covered Person must maintain vigilance and refrain from disclosing non-public information regarding the Group or its business, customers or employees.

Protection and Proper Use of Group Assets

All Covered Persons should promote and ensure the efficient and responsible use of our assets and resources by the Group.  Theft, carelessness and waste have a direct impact on our profitability.  Group assets, such as proprietary information, funds, materials, supplies, products, equipment, data, software, facilities, and other assets owned or leased by us or that are otherwise in our possession, as well as data and software for which we are responsible for processing, accessing or storing, may only be used for legitimate business purposes and must never be used for illegal or fraudulent purposes.

To ensure the protection and proper use of our assets, each Covered Person should:

•                  exercise reasonable care to prevent theft, damage or misuse of Group property by others;

•                  promptly report any actual or suspected embezzlement, theft, fraud, damage or misuse of our property to a Compliance Officer;

•                  decline, and report to a Compliance Officer, any offers by customers, suppliers or other third parties of kickbacks or other unethical acts to solicit business from us;

•                  safeguard all electronic programs, data, communications and written materials from unauthorized access; and

•                  use Group property only for legitimate business purposes.

Proprietary information includes any information that is not generally known to the public or would be valued by, or helpful to, our competitors.  Examples of proprietary information are intellectual property, business and marketing plans and employee information. The obligation to use proprietary information only for legitimate business purposes continues even after individuals leave the Group.

Insider Trading

Insider trading is unethical and illegal, and should be dealt with decisively.  We have a Securities Trading Policy, which may be obtained from any Compliance Officer. The following is a summary of some of the general principles relevant to insider trading, and should be read in conjunction with the aforementioned specific policy.

Covered Persons are prohibited from trading in the American Depositary Shares, ordinary shares or other securities of the Group while in possession of material, nonpublic information about us.  The prohibition on insider trading applies to members of the Covered Person’s family and anyone else sharing the home of the Covered Person. Therefore, Covered Persons must use discretion when discussing work with friends or family members as well as with other Covered Persons. In addition, Covered Persons are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell American Depositary Shares, ordinary shares or other securities of the Group on the basis of material, nonpublic information. Covered Persons who obtain material nonpublic information about another company in the course of their employment are prohibited from trading in American Depositary Shares, ordinary shares or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information. Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by us, including termination of employment.

Information is “nonpublic” if it has not been made generally available to the public by means of a press release or other means of widespread distribution. Information is “material” if a reasonable investor would consider it important in a decision to buy, hold or sell stock or other securities. As a rule of thumb, any information that would affect the value of American Depositary Shares, ordinary shares or other securities should be considered material. Examples of information that is generally considered “material” include:

•                  financial results or forecasts, or any information that indicates our financial results may exceed or fall short of forecasts or expectations;

•                  the gain or loss of a significant partner (rights-in or rights-out) or contract;

•                  pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals;

•                  possible management changes or changes of control;

•                  pending or contemplated public or private sales of debt or equity securities;

•                  significant write-offs;

•                  initiation or settlement of significant litigation; and

•                  changes in our auditors or a notification from our auditors that we may no longer rely on the auditor’s report.

The laws against insider trading are specific and complex. Any questions about information you may possess or about any dealings you have had in the Company’s securities should be promptly brought to the attention of a Compliance Officer

Fair Dealing

All Covered Persons, in carrying out their duties and responsibilities, must deal fairly and honestly with each other and with our customers, suppliers and competitors.  No Covered Person may, in carrying out his/her duties and responsibilities, take unfair advantage of any other Covered Person or any customer, suppliers or competitor through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to us, including any securities exchange or other organization or body that regulates us, is critical to its reputation and continued success.

All Covered Persons must respect and obey the laws of the cities, provinces, regions, municipalities, states and countries in which we operate and avoid even the appearance of impropriety.  For example:

•                  Anti-competitive conduct: Antitrust laws are extremely complex and fact-specific.  Covered Persons may not engage in any form of agreement or understanding with competitors to fix prices, arrange bids, allocate customers or restrict supply.

•                  International trade controls and sanctions: We comply with trade laws and regulations in each county in which we do business, including laws and regulations on economic sanctions and export and import laws and regulations.

•                  Anti-money laundering:  Covered Persons must not facilitate the hiding of illegal funds or any process to make such funds appear legitimate or the use of legitimate funds to support crime or terrorism.  Covered Persons should undertake applicable due diligence processes for Group counterparties.

•                  Working with partners:  Our reputation is paramount, and as a matter of corporate policy we are fully supportive of transparency and accountability throughout the sports ecosystem and are fully supportive of efforts to ensure that all connected with the events with which we are associated live up to anti-corruption and human rights standards.  We will not facilitate, or otherwise be involved in, any event or other activity that we know, or believe, to be procured by bribery or other illegal payments or to involve other forms of corruption, including without limitation on the part of sponsors or other rights-out partners in favor of rights-in partners, or in favor of municipalities or other event hosts.

•                  Intellectual property:  We protect our intellectual property and we respect the intellectual property of third parties.  We only use intellectual property of others where we are properly authorized to do so.

Covered Persons who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Group. If any doubt exists about whether a course of action is lawful, the Covered Person should seek advice immediately from a Compliance Officer.

Anti-Bribery

Strict rules apply when we do business with governmental agencies and officials as discussed in more detail below.  We are present in a number of jurisdictions and operate in an even broader number of jurisdictions.  As a result we are subject to various anti-bribery statutes, including the U.S. Foreign Corrupt Practices Act (“FCPA”).

The FCPA prohibits us and all Covered Persons from offering, promising or giving, directly or indirectly, money or any other item of value to win or retain business or to influence any act or decision of any governmental official (including employees of any state-owned or state-controlled entities), political party, candidate for political office or official of a public international organization. This prohibition also extends to payments to a sales representative or agent if there is reason to believe that the payment will be used indirectly for a prohibited payment to foreign officials.  A violation of FCPA does not only violate our policy but also constitute a civil or criminal offense under FCPA. No Covered Person shall give or authorize directly or indirectly any illegal payments to government officials of any country.

While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, you must, because of the sensitive nature of these relationships, seek approval from a supervisor and/or Compliance Officer before offering or making any gifts or hospitality to government officials or employees.  Moreover, these types of payments may be prohibited under other applicable anti-bribery statutes.

Health, Safety and Environment

We strive to provide Covered Persons with a safe and healthy work environment. Each Covered Person has responsibility for maintaining a safe and healthy workplace for other Covered Persons by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence or threats of violence are not permitted. Each Covered Person is expected to perform his or her duties in a safe manner, not under the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

Discrimination and Harassment

We value a diverse working environment and is committed to providing equal opportunity in all aspects of its business.  As such, we are committed to providing fair treatment to all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, gender (including pregnancy), sexual orientation, age, disability, veteran status or any other characteristic protected by law. Bullying and other forms of harassment in any form are prohibited, whether physical or verbal and whether committed by supervisors, non-supervisory personnel or persons other than Covered Persons.  Harassment may include, but is not limited to, offensive sexual flirtation, unwanted sexual advances or propositions, verbal abuse, sexually or racially degrading words, or the display of sexually suggestive objects or pictures.

Covered Persons are expected to report to a Compliance Officer discrimination or harassment by other Covered Persons or customers (including rights-in and rights-out partners) when it occurs or when it is suspected it is likely to occur.

Group Records and Document Retention

Records created, received or used during the conduct of Group business, including all communications sent or received using our email system, are at all times the property of the Group wherever those records may be located.  At any time, we and, in certain circumstances, third parties (including government officials), may review, without prior notice to personnel, any and all firm records, including records marked “Personal” or “Private.”

Any records that you create and store are subject to this Code and may be demanded by third parties during the course of litigation or a government investigation or, in the case of records sent outside the Group, subject to the records retention policies of the recipients.

You should, therefore, avoid discriminatory remarks, harassment and threats of violence or similar inappropriate or unlawful conduct.  This applies to communications of all kinds, including e-mail, social media posting, instant messaging, voice mail messages, text messages, video recordings and informal notes or interoffice memos.  Records should be retained and destroyed in accordance with our records retention policy.

Business Gifts and Entertainment

Business gifts and entertainment are often customary courtesies designed to build goodwill among business partners and clients.  However, issues may arise when such courtesies compromise, or appear to compromise, the recipient’s ability to make objective and fair business decisions.  In addition, issues can arise when the intended recipient is a government official, see “Anti-Bribery.”  Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided.  These guidelines apply at all times, and do not change during traditional gift-giving seasons, and apply equally to Covered Persons offering gifts and entertainment to our business associates.

It is the responsibility of all Covered Persons to use good judgement in this area. As a general rule, Covered Persons may give or receive gifts or entertainment to or from business partners and clients only if the gift or entertainment is in compliance with applicable law, insignificant in amount and not given in consideration or expectation of any action by the recipient. All gifts and entertainment expenses made on behalf of the Group must be properly accounted for on expense reports.

The value of gifts should be nominal, both with respect to frequency and monetary amount.  Frequent gifting to a recipient may be perceived as an attempt to create an obligation to the giver, and is therefore inappropriate.  Likewise, business entertainment should be moderately scaled and intended only to facilitate legitimate business goals.  For example, should tickets to a sporting or cultural event be offered, the offeror must attend the event as well.  In the instance of doubt, you are encouraged to contact Compliance Officer. In addition, the following questions may provide guidance in the instance of doubt:

•                  Is the action legal?

•                  Does the action raise doubts or concerns?

•                  Should another individual be consulted?

•                  Is the action clearly business-related?

•                  Is the action or gift moderate, reasonable, and in good taste?

•                  Would public disclosure of the action or gift embarrass or harm us?

•                  Is there an expectation of reciprocation or favors?

We encourage Covered Persons to submit gifts received to the relevant Group company. While it is not mandatory to submit small gifts, gifts of over $200 must be submitted immediately to the administration department of the relevant Group company.

Bribes and kickbacks are criminal acts, strictly prohibited by law. A Covered Person must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

Compliance with this Code

Failure to comply with this Code or applicable laws, rules or regulations may result in disciplinary measures, including discharge from your position with the Group.

Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for such person, such person’s supervisors and/or the Group.

The Board of Directors will predetermine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of this Code in relation to executive officers and directors of the Company.  In determining what action is appropriate in a particular case, the Board of Directors or its designee will consider the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation was intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.  The appropriate Compliance Officer will determine appropriate actions to be taken in the event of a violation of this Code in relation to all other Covered Persons.

This Code cannot, and is not intended to, address all of the ethical complexities that may arise during the course of employment or association with us.  There will be occasions where circumstances not covered by policy or procedure arise, and where a judgment must be made as to the appropriate course of action.  In such circumstances, we encourage common sense decision-making, and consultation with a manager or member of human resources for guidance in accordance with the provisions of this Code.

Violations of the Code

Reporting

All Covered Persons have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to us. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard our reputation and integrity.

We proactively promote ethical behavior and Covered Persons must promptly report evidence of illegal or unethical behavior, or violations of this Code, to a Compliance Officer or for issues involving executive officers and directors of the Group to the Chief Executive Officer (at WSGCEO@wanda.cn) or the Chairman of the Audit Committee (at WSGACChairman@wanda.cn).  You may choose to remain anonymous in reporting any possible violation of this Code.

Once a report is made and received, we will investigate promptly and all Covered Persons are expected to cooperate candidly with internal investigations of misconduct.  Appropriate remedial action may be taken, based on the outcome of such investigation.

In some situations it is difficult to determine if a violation occurred. In order to afford a fair process by which to determine violations of the Code, Covered Persons should keep the following in mind:

•                  make sure that the reporting person has all the facts available to him or her;

•                  use judgment and common sense in determining whether an act seems unethical or improper;

•                  discuss the situation with the supervisor or manager; and

•                  if one is unsure of what to do in any situation, he or she should confer with the Compliance Officer before acting.

If you are involved in a violation of this Code, you must report it immediately to the Compliance Officer, the Chief Executive Officer or the Chairman of the Audit Committee. The fact that you reported the violation, together with the degree of cooperation displayed by you and whether the violation was willful or unintentional, will be given consideration in any resulting disciplinary action.

Prohibition against Reprisals and Retaliation

We have a no-tolerance policy for retaliation against persons who, in good faith, seek help or report known or suspected violations of this Code to us, or who provide truthful information relating to the commission or possible commission of a criminal offense to law enforcement or to regulatory bodies.  A Covered Person inflicting reprisal or retaliation against another Covered Person for reporting a known or suspected violation will be subject to disciplinary action, including termination of employment.  However, it is unacceptable to file a report knowing it to be false, and doing so constitutes a violation of this Code and will result in disciplinary action.

Red Flags

The following are examples of warning signs of improper, unethical or potentially fraudulent behavior which you should be aware of:

•                  “Well, maybe just this once”

•                  “No one will ever know”

•                  “We can fix it next quarter”

•                  “It doesn’t matter how it gets done as long as you get it done”

•                  “Everyone else does it”

•                  “Shred that document”

•                  “Delete that email”

•                  “Call me; don’t use email to discuss this”

•                  “We didn’t have this conversation”

•                  “Don’t worry, we can cover it up”

•                  “No one will get hurt”

•                  “That would really hurt the competition”

Seek Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or know of or suspect a violation of this Code, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact the Compliance Officer.  You may remain anonymous and will not be required to reveal your identity in your communication to the Company.

Waivers of Compliance with this Code

Any waiver of this Code will be granted on a case-by-case basis and only in extraordinary circumstances.  Waivers of this Code will be made only by the Board of Directors, or the appropriate committee of the Board of Directors, and may be promptly disclosed to the public if so required by applicable laws and regulations and rules of the relevant stock exchange.

Amendments of this Code

Any amendment of this Code will be made only by the Board of Directors (including the identity of any new Compliance Officer) and will be promptly disclosed as required by law or stock exchange listing rules.

Ethical Conduct, in Summary

This Code contains general guidelines for conducting our business consistent with the highest standards of business ethics. If you have any questions about these guidelines, you should contact your supervisor or a Compliance Officer. We expect all Covered Persons to adhere to these standards. Each Covered Person is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If you engage in conduct prohibited by law or this Code, you will be deemed to have acted outside the scope of your employment. Such conduct will subject you to disciplinary action, including termination of employment.